UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report: October 1, 2010
(Date of earliest event reported)

GOLDRICH MINING COMPANY
(Exact name of registrant as specified in its charter)

Commission File Number: **001-06412**
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Alaska	**91-0742812**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

**2607 Southeast Blvd, Suite B211
Spokane, Washington 99223**
(Address of principal executive offices, including zip code)

(509) 536-1014
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.02   **Unregistered Sales of Equity Securities**

Goldrich Mining Company (the "Company") on October 1, 2010 announced the closing of a private placement where the Company issued units for net proceeds of $1,231,780.

The Company issued a total of 4,105,998 Units, at a price of $0.30 per Unit, each Unit consists of one share of common stock and one-half common stock purchase warrant. Each whole warrant is exercisable to purchase one additional common share at $0.55 per share for a period of two years following the date of issue. In the event that the common shares trade at a weighted volume average price of greater than $0.80 per share for a period of 20 consecutive trading days at any time following the issuance of the warrants, the Company may, in its sole discretion, accelerate the expiration date of the warrants by giving written notice to the holders thereof within 10 business days of the occurrence thereof and in such case the warrants will expire on the 20th business day after the date on which such notice is given by the Company. The Company granted resale registration rights to such investors. The Company had previously announced the issuance of 695,000 of these units on April 1, 2010, for gross proceeds of $208,500.

A cash commission in the amount of 7% of the aggregate subscription amounts and warrants to purchase shares of common stock of the Company equal to 10% of the proceeds raised at each closing divided by the price of the common stock at the time of each closing are payable to qualified arm's length finders in connection with the private placement. All warrants will be exercisable at a price equal to the then current market price of the common shares in compliance with FINRA and applicable federal and state security laws. The warrants will expire on the second anniversary of their issuance. Further, the warrants shall be non-transferable and in the event that the common stock trades at a closing price of greater than $0.80 per share for a period of 20 consecutive days, Goldrich may, at its sole discretion, accelerate the expiration date of the warrants by giving written notice to the holders thereof within 10 business days of the occurrence thereof and in such case the warrants will expire on the 20th business day after the date on which such notice is given by the Company.

The Units were issued to "accredited investors" (as defined in Rule 501(a) of Regulation D) in private placement transactions pursuant to Section 4(2) of the Securities Act of 1933, as amended.

Item 9.01   **Financial Statements and Exhibits**

(d)   Exhibits

10.3   Form of Unit Subscription Agreement, filed with Form 8-K on April 1, 2010

10.4   Form of Class F Warrant, filed with Form 8-K on April 1, 2010

99.1   Press Release dated October 1, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GOLDRICH MINING COMPANY
(Registrant)

Dated: October 14, 2010   By: /s/ Ted R. Sharp
                                                   Ted R. Sharp Chief Financial Officer

Exhibit 99.1

Press Release 2010-5



Goldrich Announces Closing on Private Placement Financing

Spokane, WA – October 1, 2010 - Goldrich Mining Company (OTCBB - GRMC) (the "Company") announces it has closed on a private placement of its common stock and warrants, with the proceeds used to finance gold production at its Chandalar property in Alaska.

The Company closed on a sale of 4,105,998 units at a price of $0.30 per unit, each unit consisting of one share of the Company's common stock and one half of a warrant, with each full warrant exercisable to purchase one additional common share at $0.55 for a period of two years following the date of issue. The private placement resulted in net proceeds of $1,231,780 to the Company. Of the total, 3,635,998 units were issued in the first two quarters of 2010, with net proceeds of $1,090,800. The proceeds of the private placement were used to fund the Company's mining operations at its Chandalar gold mine in Alaska.

The terms of the private placement include a call option for the Company. In the event that the common shares trade at a weighted volume average price of greater than $0.80 per share for a period of 20 consecutive trading days at any time following the issuance of the warrants, the Company may, in its sole discretion, accelerate the expiration date of the warrants by giving written notice to the holders thereof within 10 business days of the occurrence thereof, and in such case, the warrants will expire on the 20th business day after the date on which such notice is given by the Company. The Company granted resale registration rights to such investors.

William Schara, President and CEO of Goldrich, comments, "This financing was key to our 2010 mining season. Additionally, as discussed in our most recent SEC filings, we received another $625,037 in financing during 2010 by entering into notes payable in gold from our 2010 processing season. The combination of these two sources of cash enabled us to purchase $1,238,050 in equipment to undertake our first significant step into gold production at our Chandalar property."

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For additional information regarding Goldrich Mining Company or this news release, contact Mr. William Schara at telephone (509) 768-4468; e-mail wschara@goldrichmining.com.

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Goldrich Mining Company is engaged in the business of the discovery and mining of gold deposits. This endeavor carries certain risks that are commensurate with the potential rewards of such efforts. These risks cannot be quantified and should not be taken lightly.

Forward-Looking Statements

This press release contains "forward-looking statements" that are made pursuant to the safe harbor provisions of the Private Securities Legislation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that Goldrich Mining Company expects or anticipates will or may occur in the future, including such things as the Company's ability to sell forward gold sale contracts, the anticipated use of proceeds from the sale of such contracts, anticipated commercial production at the Company's Chandalar gold project and other such matters are forward-looking statements. Often, but not always, forward-looking statements state that certain actions, events or results ''will'' be taken, occur or be achieved. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Goldrich Mining Company's actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things: the Company's ability to sell forward gold sale contracts in the current economic environment, volatility of natural resource prices, including gold prices; product demand; market competition; the Company's ability to continue with corporate spending priorities; the Company's ability to secure additional financing; the existence and extent of gold deposits at the Chandalar property; the Company's ability to start and maintain commercial production at the Company's Chandalar property; and other risks inherent in the Company's operations discussed in the Company's latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q and other documents filed with the U.S. Securities and Exchange Commission.   The Company makes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.